Exhibit 19.1
POLICY REGARDING INSIDER TRADING AND RELATED SECURITIES LAW MATTERS
Approved: 07/22/2024

Description
The Boards of Directors of Amalgamated Financial Corp. and Amalgamated Bank (collectively, the “Company”) have adopted this Policy Regarding Insider Trading and Related Securities Law Matters (“Policy Statement”):

•to prevent insider trading or allegations of insider trading;
•prevent misappropriation, inadvertent disclosure or other misuse of Material Nonpublic Information (as defined below); and
•to protect the Company’s reputation for integrity and ethical conduct.

The following policies regarding the disclosure or use by personnel of the Company of Material Nonpublic Information and other confidential information relating to the Company, or its subsidiaries, apply to all officers, directors, employees or agents, including consultants, of the Company and its subsidiaries (collectively, “Company Personnel”). Furthermore, for purposes of this Policy Statement, the term “Company” shall refer to and include both the Company and each subsidiary.

For the purposes of this Policy Statement, “Material Nonpublic Information” means nonpublic or confidential information relating to the Company or its affairs, or, if applicable, another company, that, if made public, would be likely to affect the market price of the Company Securities (as defined below) or the securities of the other company, or that would be likely to be considered important by a reasonable investor in deciding whether to buy, sell or hold those securities. The source of the information is irrelevant. While it is not possible to define all categories of “Material Nonpublic Information,” some examples of information that ordinarily would be regarded as such are:

•Projections of future earnings or losses, or other earnings guidance;
•Changes to previously announced earnings guidance or the decision to suspend earnings guidance;
•A pending or proposed merger, acquisition or tender offer;
•A pending or proposed acquisition or disposing of a significant asset or joint venture;
•A pending or proposed equity or debt offering;
•A Company restructuring;

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•Significant related party transactions;

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•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•The establishment of a repurchase program for Company Securities;
•Writedowns and additions to reserves for nonaccrual loans and loans past due of the Company;
•A change in the Bank’s loan or deposit interest rates that results in a material change to the net interest margin;
•Major marketing changes;
•A change in management;
•A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Development of a significant new product, process, or service;
•Pending or threatened significant litigation, or the resolution of such litigation;
•Pending or threatened regulatory enforcement action or proceedings against the Company;
•Significant cybersecurity risks and incidents, including vulnerabilities and breaches;
•Impending bankruptcy, receivership or the existence of severe liquidity problems of the Company; and
•The imposition of a ban on trading in Company Securities or delisting from a stock exchange.

Information that has not been disclosed to the public is generally considered to be nonpublic information. Information is considered to be available to the public only when (a) it has been released broadly to the marketplace, such as by a press release or a filing with the Securities and Exchange Commission (the “SEC”) that is also disclosed on the Company’s website; and (b) the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until after the second full trading day after the information is publicly released. If, for example, the Company were to make an announcement before trading began on a Tuesday, the first time you could buy or sell Company Securities would be the opening of the market on Thursday (assuming you were not then aware of other Material Nonpublic Information). However, if the Company were to make an announcement after the start of trading on a Tuesday, the earliest you could buy or sell the Company’s Securities would be the start of trading on Friday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

All Company Personnel must understand the breadth of activities that constitute illegal insider trading and its consequences, which can be severe. U.S. enforcement officials and the staff of any exchange on which the Company Securities may be listed investigate and are very effective at detecting insider trading. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

Purpose
It is the Company’s objective to comply with all securities laws.

A.PENALTIES FOR NONCOMPLIANCE
Under some circumstances, federal securities laws impose substantial civil and criminal penalties on persons who purchase or sell securities while they possess Material Nonpublic Information

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about the issuer of the securities or the market for the securities. Persons who provide Material Nonpublic

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Information to another person who then purchases or sells the securities are subject to the same penalties.

1.Civil and Criminal Penalties. Potential penalties for engaging in insider trading or tipping include (a) imprisonment for up to 20 years, (b) criminal fines of up to $5 million (or $25 million for entities), and (c) civil fines of up to three times the profit gained or loss avoided.
2.Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of (a) $1 million and (b) three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
3.Disciplinary Action. Failure to comply with this Policy Statement may also subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this Policy Statement results in a violation of law.

B.SCOPE OF POLICY
1.Persons Covered. As an officer, director, employee, agent or consultant of the Company, this Policy Statement applies to you. The same restrictions that apply to you apply to your family members who reside with you (including a spouse, child, a child away at college, stepchildren, grandchildren, parents, siblings and in-laws), anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control – such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for making sure that the purchase or sale of any security covered by this Policy Statement by any such person complies with this Policy Statement and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy Statement and applicable securities laws as if the transactions were for your own account. This Policy Statement also applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy Statement and applicable securities laws as if they were for your own account.

2.Companies Covered. The prohibition on insider trading in this Policy Statement is not limited to trading in Company Securities. It includes trading in the securities of other companies based on your access to Material Nonpublic Information during the course of your employment at the Company, such as companies with which the Company (a) may be negotiating a major transaction, such as an acquisition, investment or sale or (b) may have a proposed, present or past lending relationship. Information that is not material to the Company may nevertheless be material to one of those other companies.

3.Transactions Covered. Transactions include gifts and purchases and sales of stock, derivative securities such as any swaps or options (including puts and calls), warrants, preferred stock and debt securities (debentures, bonds and notes), convertible securities, options to

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purchase stock, units, or any other type of securities that may be issued by Amalgamated Financial Corp. (collectively, “Company Securities”).

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C.STATEMENT OF POLICY
1.No Trading on Inside Information.

(a)Company Securities. If you have access to Material Nonpublic Information regarding the Company, you are prohibited from trading in any Company Securities, directly or through family members or other persons or entities, until the information has been released to the public. Company Personnel having access to Material Nonpublic Information regarding the Company must consult with the Company’s Chief Legal Officer, who will serve as the “Securities Compliance Officer” for purposes of this Policy Statement (who will consult with the Company’s securities counsel if necessary), and in the Chief Legal Officer’s absence, the Chief Executive Officer or another executive officer designated by the Securities Compliance Officer, before executing any trade of Company Securities. Among the factors that the Securities Compliance Officer will consider, with counsel if appropriate, is whether Material Nonpublic Information regarding the Company has not yet been announced, the amount of time that has passed since the announcement of material information about the Company, and the timing of the proposed trade compared with the Company’s financial reporting cycle.

(b)Securities of Other Companies. If you, in the course of your employment or other association with the Company, have access to confidential information or Material Nonpublic Information about other companies, you must observe the same restrictions with respect to that information and with respect to trading in the securities of those companies as you do with respect to trading in Company Securities.

2.No “Tipping.” You may not pass Material Nonpublic Information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

3.No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this Policy Statement.

4.Blackout and Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of Material Nonpublic Information, the Company’s Board of Directors has adopted an addendum to this Policy Statement (the “Addendum”) that applies to directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (“executive officers”), and certain designated employees and agents of the Company and its subsidiaries who have routine access to Material Nonpublic Information about the Company. The Company will notify you if you are subject to the Addendum.

The Addendum generally prohibits persons covered by it from trading in Company Securities during quarterly blackout periods (beginning 15 days before the end of a quarter and ending after the second full business day following the public announcement of the Company’s earnings for that quarter) and during certain event-specific blackouts. As more fully set forth in the Addendum, directors and executive officers of the Company must also pre-clear all transactions in Company Securities with the Securities Compliance Officer.

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D.ADDITIONAL GUIDANCE

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The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in Company Securities or in other transactions in Company Securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Company Securities is subject to the following additional guidance.

1.Short Sales. You may not engage in short sales of Company Securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).

2.Speculating. You may not undertake speculating in Company Securities, which may include buying with the intention of quickly reselling such securities, or selling Company Securities with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Company’s stock option plan or any other Company benefit plan or arrangement)

3.Publicly Traded Options. You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

4.Standing Orders. Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of Material Nonpublic Information may result in unlawful insider trading.

5.Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee or director to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the employee or director to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors and employees are prohibited from engaging in any hedging or monetization transactions involving Company Securities.

6.Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of Material Nonpublic Information or otherwise are not permitted to trade in Company Securities, you are prohibited from holding Company Securities in a margin account or pledging Company Securities as collateral for a loan.

7.Gifts. Bona fide gifts are acceptable, unless the donor gifts the securities while they are aware of Material Nonpublic Information and there is a reason to believe that the donee will sell the securities before the Material Nonpublic Information is disclosed. Gifts are subject to pre-clearance procedures as set forth in the Addendum.

E.RULE 10B5-1 PLANS
Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provides a defense from insider trading liability under Rule 10b5-1. In order to be eligible to rely on this defense, a person

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subject to this Policy Statement (a “Participant”) must enter into a Rule 10b5-1 plan for transactions

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in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1 and this Policy Statement, the Company Securities may be purchased or sold without regard to certain insider trading restrictions.

Any Rule 10b5-1 Plan must be submitted for approval five days prior to the entry into the Rule 10b5- 1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5- 1 Plan will be required.

1.Reporting.

A copy of this Policy Statement will be disclosed as an exhibit to the Company’s annual report on Form 10-K.

When a director or officer has adopted, modified or terminated a Rule 10b5-1 Plan or similar arrangement during a fiscal quarter, the event will be disclosed on the report on Form 10-Q or Form 10-K covering that quarter. The disclosure will identify whether the trading arrangement is intended to satisfy the affirmative defense of Rule 10b5-1(c), and it will also include a description of the material terms of each Rule10b5-1 Plan, other than pricing, including the name and title of the director or officer; the date the plan was adopted, modified or terminated; the plan’s duration; and the total amount of Company Securities to be purchased or sold under the plan.

Each Participant understands that the approval or adoption of a pre-planned selling program in no way reduces or eliminates such person’s obligations under Section 16 of the Securities Exchange Act of 1934, as amended, including such person’s disclosure and short-swing trading liabilities thereunder. A Participant will check a checkbox on Forms 4 and 5 reporting their transactions in Company Securities, indicating whether a transaction reported on that form was made under a plan intended to satisfy the affirmative defense conditions of Rule 10b5-1, and providing the date the plan was adopted.

2.Rule 10b5-1 Plan Requirements.

A Rule 10b5-1 Plan must be approved by the Securities Compliance Officer and meet the requirements of Rule 10b5-1 and this Policy Statement. Any Rule 10b5-1 Plan must be submitted for approval five business days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

The following requirements apply to all Rule 10b5-1 Plans:

•Participants may not enter into, modify or terminate a Rule 10b5-1 Plan during a blackout period or while in possession of Material Nonpublic Information. Once the plan is adopted, the Participant must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount of securities, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.
•All Rule 10b5-1 Plans must have a duration of at least 6 months and no more than 2 years.
•If a Rule 10b5-1 Plan is terminated, a Participant must wait at least 30 days before trading outside of the Rule 10b5-1 Plan.

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•A director or officer may not commence purchases or sales under a Rule 10b5-1 Plan until expiration of a cooling-off period consisting of the later of (1) 90 days after the adoption or modification of a Rule 10b5-1 Plan or (2) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted. The cooling-off period will not exceed 120 days following adoption or modification of the Rule 10b5-1 Plan. A Participant who is not a director or officer may not commence purchases or sales under a Rule 10b5-1 Plan until the expiration of a cooling-off period that is 30 days after the adoption or modification of the Rule 10b5-1 Plan.
•A director or officer must certify in their Rule 10b5-1 Plan that on the date of adoption or modification:
•they are not aware of any Material Nonpublic Information about the Company Securities or the Company; and
•they are adopting the Rule 10b5-1 Plan in good faith and not as part of a scheme to evade the prohibitions of Section 10(b) and Rule 10b5-1 under the Securities Exchange Act, as amended.
•A Participant must not adopt multiple overlapping Rule 10b5-1 Plans, except as permitted under Rule 10b5-1. These exceptions may include:
•entry into one later-commencing Rule 10b5-1 Plan under which trading is not authorized to begin until after all trades under the earlier-commencing Rule 10b5-1 Plan are completed or expired without execution, as long as the first trade under the later-commencing plan is not scheduled during the cooling-off period that would be applicable with respect to the later- commencing plan if its date of adoption were deemed to be the date of termination of the earlier-commencing plan; and
•“Sell-to-cover” provisions for the sale of only such Company Securities as are necessary to satisfy tax-withholding obligations arising exclusively from the vesting of a compensatory award, as long as the Participant does not otherwise exercise control over the timing of such sale.
•In any 12-month period, a Participant is limited to one “single-trade plan” — one designed to effect the open market purchase or sale of the total amount of the Company Securities subject to the plan as a single transaction. A Rule 10b5-1 Plan will not be treated as a single- trade plan if, for example, it gives the broker discretion over whether to execute the plan as a single transaction, or provides that the broker’s future acts will depend on events or data not known at the time the plan is entered into, and it is reasonably foreseeable at the time the plan is entered into that the plan might result in multiple trades. “Sell-to-cover” plans are exempt from this limitation.
•A Participant may not enter into any sale of Company Securities outside of a Rule 10b5-1 Plan while the plan is in effect.
•A Participant must use the broker approved by the Company. The substitution of a broker that is executing trades pursuant to a Rule 10b5-1 Plan will not be a modification of the plan, as long as the purchase or sales instructions applicable to the substitute and substituted broker are identical with respect to the prices, execution dates and amount of securities to be purchased or sold.
•A Participant must act in good faith throughout the duration of their Rule 10b5-1 Plan.

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If any questions arise, a Participant should consult with their own counsel in implementing a Rule 10b5-1 Plan.

F.POST-TERMINATION TRANSACTIONS
This Policy Statement continues to apply to your transactions in Company Securities even after you have terminated employment or other services to the Company or a subsidiary as follows: if you are aware of Material Nonpublic Information when your employment or service relationship terminates, you may not trade in Company Securities until that information has become public or is no longer material.

G.CONFIDENTIALITY OF NONPUBLIC INFORMATION
1.Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with the securities laws and applicable banking laws. You should treat all nonpublic information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Disclosure of that information to any person other than Company Personnel (including family members), whether directly, in the form of a recommendation to purchase or sell Company Securities, or in any other manner or for any other purpose, violates Company policy and is prohibited. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

2.Company Personnel working on sensitive matters involving Material Nonpublic Information shall adopt and implement protective measures appropriate and consistent with the level of confidentiality reasonably called for in the particular circumstances to prevent the misappropriation, loss or other misuse of such information by Company Personnel and/or other parties. All Company Personnel working on sensitive matters involving Material Nonpublic Information shall cooperate with, assist in and abide by the protective measures instituted to prevent misappropriation, loss or other misuse of the information.

3.This Policy Statement supplements, but does not supersede or otherwise modify, the provisions of existing confidentiality agreements and other standard procedures and agreements intended to protect confidential information and materials.

H.PERSONAL RESPONSIBILITY
You should remember that the ultimate responsibility for adhering to this Policy Statement and avoiding improper trading rests with you. You are responsible for making sure that you comply with this Policy Statement, and that any Family Members and Controlled Entities also comply with this Policy Statement. In all cases, it is your responsibility for determining whether you are in possession of Material Nonpublic Information, and any action on the part of the Company, the Securities Compliance Officer or any other employee or director pursuant to this Policy Statement (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable securities laws. If you violate this Policy Statement, you could be subject to severe legal penalties and the Company may take disciplinary action, including dismissal for cause.

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I.COMPANY ASSISTANCE
Your compliance with this Policy Statement is of the utmost importance both for you and for the Company. Many Company Personnel do not deal on a regular basis with matters of the type discussed in this Policy Statement, and some of these matters may be unfamiliar. If and when questions arise about any of the policies expressed in this policy, please direct inquiries to the Securities Compliance Officer. That officer will obtain assistance from the Company’s securities counsel as necessary or appropriate. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive, and carry severe consequences.

J.CERTIFICATION
All Company Personnel must certify their understanding of, and intent to comply with, this Policy Statement on the attached form of Certificate of Compliance. Directors, executive officers and certain employees and consultants are subject to the Addendum. Persons who are covered by the Addendum should sign the form of Certificate of Compliance attached to the Addendum.

Exceptions
Any exception to this Policy Statement requires prior written approval by the Securities Compliance Officer or his/her designee and must be documented in writing. The previous statement and the trading restrictions of this Policy Statement do not apply to the following transactions (except as specifically noted):

a.Exercise of Stock Options. This Policy Statement does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy Statement does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of cashless exercise.
b.Restricted Stock Awards. This Policy Statement does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.
c.Other Similar Transaction. Any purchase of securities of Amalgamated Bank (or other Amalgamated Financial Corp. subsidiaries) from the Company or sales of Company Securities to the Company are not subject to this Policy.

Ownership
The Company’s Chief Legal Officer holds the responsibility for adherence to and maintenance of this policy.

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Roles and Responsibilities:
Internal Audit Department: Responsible for periodically reviewing this policy and for testing the appropriate control of each department through the internal audit process to ensure the adherence of the program by all employees.

Department Heads: Responsible for ensuring that their departments follow this policy and that they raise all appropriate questions to the Chief Legal Officer or their designee.

The Office of the Chief Legal Officer: Responsible for maintaining the policy and responding to inquiries from department heads.

As mentioned in H above, the ultimate responsibility rests with each employee.

Review and Approval
This Policy is to be annually reviewed, revised as needed and approved by the Board of Directors (or an appropriate Board Committee).

Change Log

Approval Date	Change / Description
July 9, 2018	Initial approval of Policy
February 5, 2020	Annual Policy Approval – No Changes
February 3, 2021	Annual Policy Approval - updated to comply with policy format.
January 25, 2022	Annual Policy Approval - revisions to reflect holdco.
June 27, 2022	Annual Policy Approval – revisions to reflect incorporation of new pre-clearance form and provide updates/clarifications throughout the policy
Month Day, Year	Annual Policy Approval – revisions to include 10B5-1 Plan Policy and some conforming changes to align 10B5-1 Plan Policy with the rest of this Policy.
July 22, 2024	Annual Policy Approval – revisions to provide updates/clarifications on trading in other companies’ securities and gifts

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Appendices
Insider Trading Policy Addendum
To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of Material Nonpublic Information, the Company’s Board of Directors has adopted the Addendum that applies to executive officers, and certain designated employees and agents of the Company and its subsidiaries who have routine access to Material Nonpublic Information about the Company. Attachments:

•Insider Trading Policy Addendum.pdf

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